NO ACT

[redacted]

09001035

Act: 1933

Section: 5

Rule:

Public Availability: 1-14-2009

PE 2-24-06

the Office of Chief Counsel
<u>Division of Corporation Finance</u>

January 14, 2009

Re: 1 OMNI Brokerage, Inc.
2 Argus Realty Investors, L.P.
3 PASSCO Companies, LLC
Incoming letter dated February 24, 2006

Received SEC

JAN 14 2009

Washington, DC 20549

Based on the facts presented, the Division disagrees with your view that the proposed offer and sale of undivided tenant in common interests pursuant to the Master Lease Transactions and Property Management Transactions (each as defined in your letter) do not involve securities within the meaning of Section 2(a)(1) of the Securities Act of 1933. As a result, the Division is unable to assure you that it would not recommend enforcement action to the Commission unless such offers and sales are registered under the Securities Act or exempt from registration.

This position is based on the representations made to the Division in your letter. Any different facts or conditions may require a different result.

Sincerely,

Anne Krauskopf

Anne Krauskopf
Senior Special Counsel

PROCESSED
JAN 23 2009
THOMSON REUTERS